Exhibit 99.2

Regentis Biomaterials Ltd. Announces Closing of

Initial Public Offering

Herzliya, Israel, December 5, 2025 — Regentis Biomaterials Ltd. (NYSE American: RGNT) (“Regentis”, or the “Company”), a regenerative medicine company dedicated to developing innovative tissue repair solutions that seek to restore the health and enhance the quality of life of patients, today announced the closing of its initial public offering (the “Offering”) of 1,250,000 ordinary shares (“Ordinary Shares”) at a public offering price of $8.00 per Ordinary Share, for aggregate gross proceeds of $10,000,000 before deducting underwriting discounts and offering expenses payable by the Company. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 187,500 Ordinary Shares to cover over-allotments, if any.

The Ordinary Shares began trading on the NYSE American LLC on December 4, 2025, under the symbol “RGNT”.

The Company intends to use the net proceeds from the Offering primarily for development activities, including the completion of its pivotal trial, and preparation of the PMA submission for GerlinC, and also for corporate purposes including the repayment of certain debt and deferred compensation payments.

ThinkEquity acted as sole book-running manager for the Offering.

A Registration Statement on Form F-1 (File No. 333-285692) and amendments thereto relating to the Ordinary Shares sold in the Offering was filed with the U.S. Securities and Exchange Commission (“SEC”) and became effective, as amended, on November 12, 2025. The Offering was made only by means of a prospectus. The final prospectus was filed with the SEC and is available on the SEC’s website located at http://www.sec.gov. Copies of the final prospectus may also be obtained from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Regentis Biomaterials Ltd.

Regentis Biomaterials Ltd. is a regenerative medicine company dedicated to developing innovative tissue repair solutions that seek to restore the health and enhance the quality of life of patients. The Company’s current efforts are focused on orthopedic treatments using its Gelrin platform based on degradable hydrogel implants to regenerate damaged or diseased tissue. GelrinC is Regentis’ cartilage injury therapeutic based on a unique hydrogel, erodible and resorbable, matrix of polyethylene glycol. The Company’s lead product candidate, GelrinC, is a cell-free, off-the-shelf hydrogel that is cured into a temporary implant in the knee for the treatment of painful injuries to articular knee cartilage. GelrinC was approved as a device with a Conformité Européene mark in Europe, (CE mark number 3900600CE02). The Company plans to start commercialization efforts in Europe to bring its product to market, while being focused in parallel on completing its pivotal study for obtaining United States Food and Drug Administration approval. For more information, please visit https://www.regentis.co.il/

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” "will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words, and include the expected use of proceeds. Forward-looking statements are based on Regentis’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting Regentis, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the SEC. Forward-looking statements contained in this announcement are made as of this date, and Regentis undertakes no duty to update such information except as required under applicable law.

For Investor Relations Inquiries

Arie Gordashnikov

arie@shimony.com

+972-3-6116629